**ATCO**
GROUP

*Corporate Office*

04010120

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

February 11, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 11, 2004 for symbol CU
- Corporation's Form 1, filed February 11, 2004 for symbol CU.X
- Corporation's Form 1, filed February 11, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed February 11, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed February 11, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed February 11, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed February 11, 2004 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2004
WASH. D.C. 155

dly 2/26

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

# AMENDMENT

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU |
| Reporting Period: | 01/01/2004 - 01/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 41,133,709 | As at : | 12/31/2003 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Stock Option Plan | 29,750 |
| Other Issuances and Cancellations | 700 |
| Issued & Outstanding Closing Balance : | 41,164,159 |

**Stock Option Plan**

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Opening Balance:** | **29,750** | As at : | 01/01/2004 |

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 01/31/2004 | N | | 29,750 | | |
| Totals | | 0 | 29,750 | 0 | 0 |

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Closing Balance:** | 0 | As at : | 01/31/2004 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 01/31/2004 | Conversion (General) | 700 |
| Totals | | 700 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:19:26 |
| Last Updated: | 02/11/2004 12:18:48 |

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2004
WASH. D.C. 155 SECTION

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.X |
| Reporting Period: | 01/01/2004 - 01/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 22,249,926 | As at : | 01/01/2004 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | -700 | | |
| Issued & Outstanding Closing Balance : | 22,249,226 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 01/31/2004 | Conversion (General) | -700 |
| Totals | | -700 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:02:39 |
| Last Updated: | 02/11/2004 12:02:11 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.T |
| Reporting Period: | 01/01/2004 - 01/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,277,675 | As at : | 01/01/2004 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 2,277,675 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:14:09 |
| Last Updated: | 02/11/2004 12:13:47 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.V |
| Reporting Period: | 01/01/2004 - 01/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,146,730 | As at : | 01/01/0004 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 2,146,730 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:14:46 |
| Last Updated: | 02/11/2004 12:14:38 |

FILE NO. 82-34744

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.D |
| Reporting Period: | 01/01/2004 - 01/01/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 635,700 | As at : | 12/13/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 635,700 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:15:35 |
| Last Updated: | 02/11/2004 12:15:29 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.A |
| Reporting Period: | 01/01/2004 - 01/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 12/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:16:12 |
| Last Updated: | 02/11/2004 12:16:05 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.B |
| Reporting Period: | 01/01/2004 - 01/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 12/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**



| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 02/11/2004 12:16:44 |
| Last Updated: | 02/11/2004 12:16:38 |